UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

___________________________
/s/Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

January 29, 2016

(All amounts are expressed in thousands of S/. unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2014 AND 2015 AND FOR THE PERIOD ENDED IN THIS DATE

(All amounts are expressed in thousands of S/. unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2014 AND 2015 AND FOR PERIOD ENDED IN THIS DATE

CONTENTS

Condensed Interim Consolidated Statement of Financial Position

Condensed Interim Consolidated Income Statement

Condensed Interim Consolidated Statement of Comprehensive Income

Condensed Interim Consolidated Statement of Shareholders’ Equity

Condensed Interim Consolidated Statement of Cash Flows

Notes to the Condensed Interim Consolidated Financial Statements

S/.          =      New Peruvian Sol
US$          =      United States dollar

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS				LIABILITIES AND EQUITY
		At				At
		December 31,	December 31,			December 31,	December 31,
	Note	2014	2015		Note	2014	2015

Current assets				Current liabilities
Cash and cash equivalents		818,402	554,002	Borrowings	12	1,425,455	1,228,020
Financial asset at fair value through profit or loss		5,601	26,273	Bonds	13	-	37,083
Trade accounts receivables		1,084,544	1,050,791	Trade accounts payable		1,177,581	1,635,760
Unbilled work in progress		1,161,798	1,319,187	Accounts payable to related parties	9	83,027	73,540
Accounts receivable from related parties	9	99,061	280,153	Current income tax		89,614	34,100
Other accounts receivable		584,975	824,556	Other accounts payable		1,007,743	1,072,141
Inventories		833,570	1,159,154	Provisions	14	11,441	13,513
Prepaid expenses		26,438	40,023	Total current liabilities		3,794,861	4,094,157
Non-current assets classified as held for sale		9,513	214
Total current assets		4,623,902	5,254,433	Non-current liabilities
				Borrowings	12	326,124	553,336
Non-current assets				Long-term bonds	13	-	757,008
Long-term trade accounts receivable		579,956	621,831	Long-term trade accounts payable		3,779	-
Long-term unbilled work in progress		35,971	59,754	Other long-term accounts payable		281,651	250,792
Long-term accounts receivable from related parties	9	-	12,018	Long-term accounts payable to related parties	9	-	32,154
Prepaid expenses		9,478	22,386	Provisions	14	54,174	35,618
Other long-term accounts receivable		44,553	65,929	Derivative financial instruments		2,999	2,331
Available-for-sale financial assets	8	93,144	120,134	Deferred income tax liability		93,386	102,360
Investments in associates and joint ventures	10	229,563	650,388	Total non-current liabilities		762,113	1,733,599
Investment property		36,244	34,702	Total liabilities		4,556,974	5,827,756
Property, plant and equipment	11	1,147,018	1,116,442
Intangible assets	11	778,743	876,335	Equity
Deferred income tax asset		152,109	172,981	Capital	15	660,054	660,054
Total non-current assets		3,106,779	3,752,900	Legal reserve		132,011	132,011
				Optional reserve		-	29,974
				Share Premium		899,311	898,417
				Other reserves		(113,895)	(129,660)
				Retained earnings		1,113,696	1,064,269
				Equity attributable to controlling interest in the Company		2,691,177	2,655,065
				Non-controlling interest		482,530	524,512
				Total equity		3,173,707	3,179,577
Total assets		7,730,681	9,007,333	Total liabilities and equity		7,730,681	9,007,333

The accompanying notes on pages 8 to 26 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

		For the year
		ended December 31,
	Note	2014	2015

Revenues from construction activities		4,749,159	5,513,655
Revenues from services provided		1,912,646	1,901,498
Revenue from real estate and sale of goods		346,875	417,280
		7,008,680	7,832,433

Cost of construction activities		(4,336,388)	(5,309,999)
Cost of services provided		(1,489,574)	(1,523,358)
Cost of real estate and goods sold		(231,150)	(296,267)
	16	(6,057,112)	(7,129,624)
Gross profit		951,568	702,809

Administrative expenses	16	(421,367)	(410,789)
Other income and expenses		15,136	30,097
Operating profit		545,337	322,117

Financial expenses		(102,816)	(178,948)
Financial income		11,462	38,107
Share of the profit or loss in associates and joint
ventures under the equity method of accounting		53,445	38,375
Profit before income tax		507,428	219,651
Income tax	17	(146,196)	(76,799)
Profit for the year		361,232	142,852

Profit attributable to:
Owners of the Company		299,743	89,084
Non-controlling interest		61,489	53,768
		361,232	142,852

Earnings per share from continuing operations
attributable to owners of the Company during
the year		0.454	0.135

The accompanying notes on pages 8 to 26 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year
		ended December 31,
	Note	2014	2015

Profit for the year		361,232	142,852
Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax		(1,777)	(5,072)

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax		568	723
Foreign currency translation adjustment, net of tax		(20,463)	(44,710)
Change in value of available-for-sale financial assets, net of tax	8	4,649	19,433
Exchange difference from net investment in a foreign operation, net of tax		(12,794)	(5,220)
		(28,040)	(29,774)
Other comprenhensive income for the year, net of tax		(29,817)	(34,846)
Total comprehensive income for the year		331,415	108,006

Comprehensive income attributable to:
Owners of the Company		277,912	69,693
Non-controlling interest		53,503	38,313
		331,415	108,006

The accompanying notes on pages 8 to 26 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED
	Attributable to the controlling interests of the Company
	Number				Premium	Other
	of shares		Legal	Optional	for issuance	reserves	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	of shares		earnings	Total	interest	Total
	In thousands

Balances as of January 1, 2014	660,054	660,054	111,657	-	1,027,533	18,423	947,766	2,765,433	431,262	3,196,695
Profit for the year	-	-	-	-	-	-	299,743	299,743	61,489	361,232
Cash flow hedge	-	-	-	-	-	540	-	540	28	568
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(1,332)	(1,332)	(445)	(1,777)
Foreign currency translation adjustment	-	-	-	-	-	(13,086)	-	(13,086)	(7,377)	(20,463)
Change in value of available-for-sale financial assets	-	-	-	-	-	4,649	-	4,649	-	4,649
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(12,602)	-	(12,602)	(192)	(12,794)
Comprehensive income of the year	-	-	-	-	-	(20,499)	298,411	277,912	53,503	331,415
Transactions with shareholders:
- Transfer to legal reserve	-	-	20,354	-	-	-	(20,354)	-	-	-
- Dividend distribution	-	-	-	-	-	-	(112,127)	(112,127)	(68,062)	(180,189)
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	-	47,376	47,376
- Additional acquisition of non-controlling	-	-	-	-	(128,222)	-	-	(128,222)	(50,109)	(178,331)
- Sale to non-controlling interest in GyM Chile Spa	-	-	-	-				-	1,627	1,627
- Deconsolidation of subsidiaries	-	-	-	-				-	2,284	2,284
- Put option liability from acquisition of non-controlling	-	-	-	-		(111,819)		(111,819)	(2,010)	(113,829)
- Purchase of subsidiaries	-	-	-	-	-	-	-	-	66,659	66,659
Total transactions with shareholders	-	-	20,354	-	(128,222)	(111,819)	(132,481)	(352,168)	(2,235)	(354,403)
Balances as of December 31, 2014	660,054	660,054	132,011	-	899,311	(113,895)	1,113,696	2,691,177	482,530	3,173,707

Balances as of January 1, 2015	660,054	660,054	132,011	-	899,311	(113,895)	1,113,696	2,691,177	482,530	3,173,707
Profit for the year	-	-	-	-	-	-	89,084	89,084	53,768	142,852
Cash flow hedge	-	-	-	-	-	687	-	687	36	723
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(3,626)	(3,626)	(1,446)	(5,072)
Foreign currency translation adjustment	-	-	-	-	-	(30,748)	-	(30,748)	(13,962)	(44,710)
Change in value of available-for-sale financial assets	-	-	-	-	-	19,433	-	19,433	-	19,433
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(5,137)	-	(5,137)	(83)	(5,220)
Comprehensive income of the year	-	-	-	-	-	(15,765)	85,458	69,693	38,313	108,006
Transactions with shareholders:
- Transfer to Optional reserve	-	-	-	29,974	-	-	(29,974)	-	-	-
- Dividend distribution	-	-	-	-	-	-	(104,911)	(104,911)	(4,535)	(109,446)
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	-	6,730	6,730
- Additional acquisition of non-controlling	-	-	-	-	(894)	-	-	(894)	(971)	(1,865)
- Sale to non-controlling interest	-	-	-		-	-	-	-	2,445	2,445
Total transactions with shareholders	-	-	-	29,974	(894)	-	(134,885)	(105,805)	3,669	(102,136)
Balances as of December 31, 2015	660,054	660,054	132,011	29,974	898,417	(129,660)	1,064,269	2,655,065	524,512	3,179,577

The accompanying notes on pages 8 to 26 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
		For the year
		ended December 31,
	Note	2014	2015

OPERATING ACTIVITIES
Profit before income tax		507,428	219,651
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	11	185,310	217,070
Amortization of other assets	11	74,730	89,355
Impairment of inventories	16	62	-
Impairment of accounts receivable	16	71	5,019
Impairment of property, plant and equipment	16	2,415	3,813
Impairment of others assets		14,170	-
Reversal of impairment of inventories		(1,169)	-
Profit on fair value of financial asset at fair value through profit or loss		-	(3,614)
Gain for the upgrade put options liability		-	(19,220)
Other Provisions	14	6,559	6,398
Interest income			(18,855)
Interest expense		-	121,161
Foreign exchange loss on loans		-	44,451
Adjustments to PPA of loans		-	169
Share of the profit and loss in associates
under the equity method of accounting	10	(53,445)	(38,375)
Reversal of provisions	14	(9,394)	(9,012)
Lower of fixed and intangible assets		-	9,281
Lower of investments		-	2,755
Profit on sale of property, plant and equipment		(4,845)	(14,788)
Loss on financial asset at fair value through profit or loss		-	279
Loss on sale of investments		-	5,953
Net variations in assets and liabilities:
Decrease in trade accounts receivable		(594,993)	(101,474)
Increase (decrease) in other accounts receivable		32,159	(158,063)
Decrease in other accounts receivable from related parties		(15,291)	(142,421)
Decrease in inventories		(51,489)	(220,653)
Increase (decrease) in pre-paid expenses and other assets		(8,634)	10,262
Increase in trade accounts payable		82,051	199,400
Increase (decrease) in other accounts payable		(19,731)	(57,061)
Increase (decrease) in other accounts payable to related parties		58,342	19,621
Decrease in other provisions		(7,208)	(6,770)
Payments related to Norvial Concession		(82,698)	(145,489)
Payment of income tax		(154,878)	(150,604)
Net cash provided by (applied to) operating activities		(40,478)	(131,761)

INVESTING ACTIVITIES
Sale of investment in associates		-	1,009
Sale of property, plant and equipment		42,968	62,207
Sale of financial asset at fair value through profit or loss		-	4,604
Sale of non-current assets classified as held for sale		-	327
Return of contributions		-	481
Dividends received	10	36,718	51,960
Payment for purchase of available-for-sale investment		-	-
Payment for purchase of financial asset at fair value through profit or loss		-	(22,245)
Payment for purchase of investments properties		(1,450)	(748)
Payments for intangible purchase		(60,846)	(30,348)
Payments for purchase and contributions on investment in associate and joint ventures		(129,859)	(481,639)
Direct cash outflow from acquisition of subsidiaries		(167,921)	-
Payments for property, plant and equipment purchase		(265,567)	(195,690)
Net cash applied to investing activities		(545,957)	(610,082)

FINANCING ACTIVITIES
Loans received		2,852,271	5,256,873
Amortization of loans received		(2,053,422)	(4,565,078)
Payment for transaction costs by issuing bonds		-	(18,517)
Interest payment		(46,411)	(111,251)
Dividends paid to owners of the parent		(112,127)	(104,911)
Dividends paid to non-controlling interest		(63,990)	(4,535)
Cash received from non-controlling shareholders		47,376	6,730
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		(175,824)	580
Net cash (applied to) provided by financing activities		447,873	459,891
Net increase (net decrease) in cash		(138,562)	(281,952)
Cash decrease in deconsolidation		(2,451)	-
Cash from acquiisition of Joint Venture		-	17,552
Cash and cash equivalents at the beginning of the year		959,415	818,402
Cash and cash equivalents at the end of the year		818,402	554,002

NON-CASH TRANSACTIONS:
Acquisition of assets through finance leases		163,399	92,093
Adjustment for deconsolidation of former subsidiaries		2,284	-
Change in fair vaue of available-for-sale financial asset		4,649	19,433
Account payable - acquisition of Morelco		45,684	-
Put option liability from acquisition of non-controlling		113,829	-

The accompanying notes on pages 8 to 26 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2015 (UNAUDITED), AND AT DECEMBER 31, 2014 (AUDITED)

1	GENERAL INFORMATION

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and its principal activity is the holding of investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to Group companies; it is also engaged in the leasing of offices to Group companies and third parties.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession operation), real estate businesses and technology services.

These condensed interim consolidated financial statements as of December 31, 2015 have been prepared and authorized for issuance by the Chief Financial Officer on January 28, 2016.

2	BASIS OF PREPARATION

These condensed interim consolidated financial statements for the period ended December 31, 2015 have been prepared in accordance with (IAS 34) “Interim financial reporting”. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the year-end financial statements at December 31, 2014.

4	FINANCIAL RISK MANAGEMENT

4.1    Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.

The condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; these should be read in conjunction with the Group’s annual financial statements as of December 31, 2014.  There have been no changes since year-end in the risk management department of the Group or in any risk management policies.

4.1.1  Market risk –

Compared to year end, no new material market risk hedging arrangements have occurred.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

4.1.2    Credit risk –

Compared to year end, the Group has no exposure to any new relevant credit risk.

4.1.3    Liquidity risk -

Compared with the previous year, there was significant variation in the cash flow of undiscounted contractual due to the issuance of bonds by the subsidiries GyM Ferrovías and Norvial.

The following table categorizes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Less than 1	From 1 to	From 2 to	Over
	year	2 years	5 years	5 years	Total

At December 31, 2014
Other financial liabilities (except
finance leases)	1,318,817	72,696	56,206	-	1,447,719
Finance leases	138,988	92,242	122,378	11,224	364,832
Trade payables	1,178,849	3,779	-	-	1,182,628
Payables to related parties	83,027	-	-	-	83,027
Other payables	337,692	32,449	-	-	370,141
Other non-financial liabilities	-	2,999	-	-	2,999
	3,057,373	204,165	178,584	11,224	3,451,346

At December 31, 2015
Other financial liabilities (except
finance leases)	1,102,855	181,729	223,713	-	1,508,297
Finance leases	157,957	118,311	42,513	10,431	329,212
Bonds payable	97,391	173,994	350,721	1,124,826	1,746,932
Trade payables	1,635,760	-	-	-	1,635,760
Payables to related parties	73,540	31,746	-	408	105,694
Other payables	636,790	51,709	34,953	7,034	730,486
Other non-financial liabilities	-	2,331	-	-	2,331
	3,704,293	559,820	651,900	1,142,699	6,058,712

4.2 Capital management -

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as total ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2014 and December 31, 2015, due to the fact that the Company has acquired significant borrowings, the Company’s strategy was to maintain a gearing ratio between 0.03 and 1.00.

	December 31,	December 31,
	2014	2015

Total borrowing and bonds	1,751,579	2,575,447
Less: Cash and cash equivalents	(818,402)	(554,002)
Net debt	933,177	2,021,445
Total equity	3,173,707	3,179,577
Total capital	4,106,884	5,201,022

Gearing ratio	0.23	0.39

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

4.3           Fair value estimation -

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The fair value of the investment held in Transportadora de Gas del Perú S.A. (TGP) classified as  available-for-sale financial asset was based on unobservable inputs in the market; the Group calculated its fair value based on its discounted cash flows as of the financial statement date. The information used to determine the fair value of this investment corresponds to Level 3 (Note 8).

Financial assets classified as at fair value through profit or loss corresponds to investments in mutual funds and bonds. Their fair value has been determined with observable information of Level 2.

Other financial instruments measured at fair value correspond to the interest rate swaps signed by subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate (cash flow hedge). The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest-rate change projections of Citibank N.A.

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 12-b), has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Preparation of the condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended  December 31, 2014.

6	SEASONALITY OF OPERATIONS

The Group shows no material seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

7	SEGMENT REPORTING

Operating segments are reported consistent with the internal reports that are reviewed by the Corporate General Manager, who is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate, (iv) technical services and (v) the operation of the Parent Company (Holding).

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported to the Corporate General Manager are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and				Water	Real	Technical	Company
	construction	Energy	Toll roads	Mass transit	treatment	estate	services	Operations	Eliminations	Consolidated
As of December 31, 2014
Assets.-
Cash and cash equivalents	285,367	54,085	53,312	51,522	8,407	54,268	134,678	176,763	-	818,402
Financial asset at fair value through profit or loss	5,601	-	-	-	-	-	-	-	-	5,601
Trade accounts receivables	581,150	35,201	46,598	71,817	-	57,584	292,160	34	-	1,084,544
Unbilled work in progress	1,145,412	1,414	-	-	14,972	-	-	-	-	1,161,798
Accounts receivable from related parties	121,989	6,723	-	216	-	6,561	65,242	371,765	(473,435)	99,061
Other accounts receivable	389,805	10,781	9,042	29,515	3,154	11,409	63,797	66,414	1,058	584,975
Inventories	126,293	7,921	-	13,909	-	630,758	55,601	486	(1,398)	833,570
Prepaid expenses	11,483	891	822	6,056	407	235	5,120	1,424	-	26,438
Non-current assets classified as held for sale	9,513	-	-	-	-	-	-	-	-	9,513
Total current assets	2,676,613	117,016	109,774	173,035	26,940	760,815	616,598	616,886	(473,775)	4,623,902

Long-term trade accounts receivable	-	-	-	579,956	-	-	-	-	-	579,956
Long-term unbilled work in progress	-	25,387	10,584	-	-	-	-	-	-	35,971
Long-term accounts receivable from related parties	-	-	408	-	-	-	433	182,548	(183,389)	-
Prepaid expenses	-	-	2,416	7,062	-	-	-	-	-	9,478
Other long-term accounts receivable	6,192	4,449	11,776	4,131	1,587	9,705	4,496	2,217	-	44,553
Available-for-sale financial assets	-	1,058	-	-	-	-	2	93,144	(1,060)	93,144
Investments in associates and joint ventures	161,938	7,316	-	-	-	62,863	10,059	1,729,640	(1,742,253)	229,563
Investment property	-	-	-	-	-	36,244	-	-	-	36,244
Property, plant and equipment	651,165	193,183	2,036	14,270	-	7,344	166,322	119,483	(6,785)	1,147,018
Intangible assets	323,231	146,477	234,923	6,247	1,100	1,187	33,508	17,417	14,653	778,743
Deferred income tax asset	107,469	714	4,604	244	-	9	37,557	926	586	152,109
Total non-current assets	1,249,995	378,584	266,747	611,910	2,687	117,352	252,377	2,145,375	(1,918,248)	3,106,779
Total assets	3,926,608	495,600	376,521	784,945	29,627	878,167	868,975	2,762,261	(2,392,023)	7,730,681

Liabilities.-
Borrowings	629,584	69,577	95,902	404,915	-	144,314	80,531	632	-	1,425,455
Trade accounts payable	938,774	27,148	3,250	12,385	159	31,690	155,714	8,461	-	1,177,581
Accounts payable to related parties	89,445	1,061	55,679	278,819	24,552	24,106	82,203	12,421	(485,259)	83,027
Current income tax	71,287	5,493	249	32	138	1,150	11,259	6	-	89,614
Other accounts payable	771,127	18,518	26,076	2,308	-	65,316	101,973	22,425	-	1,007,743
Provisions	-	8,414	-	-	-	-	3,027	-	-	11,441
Total current liabilities	2,500,217	130,211	181,156	698,459	24,849	266,576	434,707	43,945	(485,259)	3,794,861

Borrowings	144,081	99,767	633	-	-	16,368	63,070	2,205	-	326,124
Long-term trade accounts payable	-	-	1,622	2,157	-	-	-	-	-	3,779
Other long-term accounts payable	201,227	349	495	4,820	-	4,679	69,201	880	-	281,651
Long-term accounts payable to related parties	-	-	-	-	-	109,126	62,522	-	(171,648)	-
Provisions	34,148	5,774	-	-	-	-	14,252	-	-	54,174
Derivative financial instruments	-	2,999	-	-	-	-	-	-	-	2,999
Deferred income tax liability	65,787	1,331	-	-	325	8,707	7,021	10,215	-	93,386
Total non-current liabilities	445,243	110,220	2,750	6,977	325	138,880	216,066	13,300	(171,648)	762,113
Total liabilities	2,945,460	240,431	183,906	705,436	25,174	405,456	650,773	57,245	(656,907)	4,556,974
Equity attributable to controlling interest in the Company	817,751	236,925	150,788	59,633	4,453	157,276	128,428	2,695,401	(1,559,478)	2,691,177
Non-controlling interest	163,397	18,244	41,827	19,876	-	315,435	89,774	9,615	(175,638)	482,530
Total liabilities and equity	3,926,608	495,600	376,521	784,945	29,627	878,167	868,975	2,762,261	(2,392,023)	7,730,681

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2015
Assets.-
Cash and cash equivalents	172,116	42,638	58,640	111,454	9,094	74,459	60,193	25,408	-	554,002
Financial asset at fair value through profit or loss	26,273	-	-	-	-	-	-	-	-	26,273
Trade accounts receivables	614,917	43,260	22,045	63,516	-	59,108	247,945	-	-	1,050,791
Unbilled work in progress	1,301,501	-	-	-	17,686	-	-	-	-	1,319,187
Accounts receivable from related parties	316,188	12,145	18,820	301	-	34,724	48,520	132,735	(283,280)	280,153
Other accounts receivable	599,127	25,857	5,699	25,668	10,250	20,535	102,251	35,249	-	824,636
Inventories	159,557	10,025	-	13,678	-	920,092	61,734	389	(6,321)	1,159,154
Prepaid expenses	12,899	2,207	1,401	10,787	458	349	11,402	520	-	40,023
Non-current assets classified as held for sale	214	-	-	-	-	-	-	-	-	214
Total current assets	3,202,792	136,132	106,605	225,404	37,488	1,109,267	532,045	194,301	(289,601)	5,254,433

Long-term trade accounts receivable	-	-	-	621,831	-	-	-	-	-	621,831
Long-term unbilled work in progress	-	40,727	19,027	-	-	-	-	-	-	59,754
Long-term accounts receivable from related parties	-	-	408	-	-	-	500	256,022	(244,912)	12,018
Prepaid expenses	-	3,692	15,584	2,112	998	-	-	-	-	22,386
Other long-term accounts receivable	534	14,214	30,473	2,198	1,589	14,727	(1)	2,195	-	65,929
Available-for-sale financial assets	-	-	-	-	-	-	-	120,134	-	120,134
Investments in associates and joint ventures	122,717	8,265	-	-	-	28,732	9,228	2,587,270	(2,105,824)	650,388
Investment property	-	-	-	-	-	34,702	-	-	-	34,702
Property, plant and equipment	606,158	198,774	1,624	217	-	11,302	175,322	130,137	(7,092)	1,116,442
Intangible assets	302,992	137,130	364,819	311	-	1,043	32,903	23,537	13,600	876,335
Deferred income tax asset	126,471	1,325	3,003	-	-	1,171	39,034	656	1,321	172,981
Total non-current assets	1,158,872	404,127	434,938	626,669	2,587	91,677	256,986	3,119,951	(2,342,907)	3,752,900
Total assets	4,361,664	540,259	541,543	852,073	40,075	1,200,944	789,031	3,314,252	(2,632,508)	9,007,333

Liabilities.-
Borrowings	652,974	101,096	55,428	-	-	224,380	91,366	102,776	-	1,228,020
Bonds	-	-	5,537	31,546	-	-	-	-	-	37,083
Trade accounts payable	1,409,981	35,428	3,768	24,498	154	14,334	134,974	12,623	-	1,635,760
Accounts payable to related parties	114,089	3,990	40,578	9,962	10,560	58,790	39,476	79,711	(283,616)	73,540
Current income tax	19,322	-	753	-	166	26	13,750	83	-	34,100
Other accounts payable	649,602	20,340	2,841	1,682	-	257,616	127,207	12,853	-	1,072,141
Provisions	-	6,341	-	-	-	-	7,172	-	-	13,513
Total current liabilities	2,845,968	167,195	108,905	67,688	10,880	555,146	413,945	208,046	(283,616)	4,094,157

Borrowings	375,952	83,307	-	-	-	27,562	66,515	-	-	553,336
Long-term bonds	-	-	180,686	576,322	-	-	-	-	-	757,008
Long-term trade accounts payable	-	-	-	-	-	-	-	-	-	-
Other long-term accounts payable	178,789	-	493	-	-	-	70,296	1,214	-	250,792
Long-term accounts payable to related parties	-	-	-	94,172	24,035	120,083	38,332	-	(244,468)	32,154
Provisions	24,624	7,034	-	-	-	-	3,960	-	-	35,618
Derivative financial instruments	-	2,331	-	-	-	-	-	-	-	2,331
Deferred income tax liability	52,593	4,250	107	9,723	270	11,937	2,742	20,738	-	102,360
Total non-current liabilities	631,958	96,922	181,286	680,217	24,305	159,582	181,845	21,952	(244,468)	1,733,599
Total liabilities	3,477,926	264,117	290,191	747,905	35,185	714,728	595,790	229,998	(528,084)	5,827,756
Equity attributable to controlling interest in the Company	719,053	255,032	198,345	78,127	4,890	158,605	158,561	3,071,802	(1,989,350)	2,655,065
Non-controlling interest	164,685	21,110	53,007	26,041	-	327,611	34,680	12,452	(115,074)	524,512
Total liabilities and equity	4,361,664	540,259	541,543	852,073	40,075	1,200,944	789,031	3,314,252	(2,632,508)	9,007,333

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the period
ended December 31, 2014

Revenue	5,035,674	350,339	338,153	166,951	29,323	224,560	1,208,168	53,241	(397,729)	7,008,680
Gross profit	535,360	124,455	76,697	42,109	2,307	62,413	142,342	(7,574)	(26,541)	951,568
Administrative expenses	(258,554)	(17,256)	(8,035)	(14,714)	(317)	(21,058)	(122,506)	(35,444)	56,517	(421,367)
Other income and expenses	(9,796)	(3,359)	33	18	-	(852)	5,856	22,063	1,173	15,136
Operating profit	267,010	103,840	68,695	27,413	1,990	40,503	25,692	(20,955)	31,149	545,337
Financial expenses	(69,046)	(11,564)	(11,321)	(5,245)	(55)	(14,807)	(27,393)	(1,725)	38,340	(102,816)
Financial income	6,623	120	1,819	727	16	93	1,821	59,893	(59,650)	11,462
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	48,242	29	-	-	-	12,178	590	270,045	(277,639)	53,445
Profit before income tax	252,829	92,425	59,193	22,895	1,951	37,967	710	307,258	(267,800)	507,428
Income tax	(59,252)	(29,768)	(16,158)	(10,842)	(588)	(11,452)	(5,788)	(12,582)	234	(146,196)
Profit for the year	193,577	62,657	43,035	12,053	1,363	26,515	(5,078)	294,676	(267,566)	361,232

Profit attributable to:

Owners of the Company	164,095	59,010	32,774	9,040	1,363	9,527	(5,342)	294,948	(265,672)	299,743
Non-controlling interest	29,482	3,647	10,261	3,013	-	16,988	264	(272)	(1,894)	61,489
	193,577	62,657	43,035	12,053	1,363	26,515	(5,078)	294,676	(267,566)	361,232

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the period
ended December 31, 2015

Revenue	5,841,559	389,377	394,462	211,279	27,994	215,764	1,152,544	70,531	(471,077)	7,832,433
Gross profit	357,278	63,530	78,544	48,804	2,225	51,755	178,303	(7,004)	(70,626)	702,809
Administrative expenses	(287,553)	(18,214)	(10,319)	(10,529)	(310)	(19,521)	(115,018)	(29,882)	80,557	(410,789)
Other income and expenses	12,880	1,365	55	2	-	1,759	5,894	11,114	(2,972)	30,097
Operating profit	82,605	46,681	68,280	38,277	1,915	33,993	69,179	(25,772)	6,959	322,117
Financial expenses	(129,529)	(19,953)	(4,713)	(5,303)	(45)	(11,642)	(32,246)	(2,818)	27,301	(178,948)
Financial income	8,875	158	8,722	2,316	121	746	2,145	56,101	(41,077)	38,107
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	15,035	944	-	-	-	14,888	589	80,659	(73,740)	38,375
Profit before income tax	(23,014)	27,830	72,289	35,290	1,991	37,985	39,667	108,170	(80,557)	219,651
Income tax	(29,750)	(7,650)	(18,794)	(10,630)	(520)	(7,649)	5,231	(9,208)	2,171	(76,799)
Profit for the year	(52,764)	20,180	53,495	24,660	1,471	30,336	44,898	98,962	(78,386)	142,852

Profit attributable to:

Owners of the Company	(65,755)	17,072	40,010	18,495	1,471	12,983	38,519	99,704	(73,415)	89,084
Non-controlling interest	12,991	3,108	13,485	6,165	-	17,353	6,379	(742)	(4,971)	53,768
	(52,764)	20,180	53,495	24,660	1,471	30,336	44,898	98,962	(78,386)	142,852

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

No major changes occurred in total assets as compared to the amount stated in the year-end financial statements.

There are no differences as compared to the year-end financial statements based on segmentation or measurement of financial performance by segment.

8	AVAILABLE-FOR-SALE FINANCIAL ASSETS

This account comprises the investment held by the Company, directly and indirectly, in Transportadora de Gas del Perú S.A. (TGP), a Peruvian entity engaged in providing gas transportation services.

In December 2013, the Group acquired from one of the TGP’s shareholders, Pluspetrol Resources Corporation (hereinafter Pluspetrol), an additional 1.04% interest in TGP paying a consideration of US$20 million (equivalent to S/.56.1 million) obtaining a total interest of 1.64% at December 31, 2013.  At December 31, 2013, the fair value of the Group´s interest in TGP equals S/.88.3 million, based on the price paid in one recent arm's length transaction which occurred in December 2013 among knowledgeable willing parties. The fluctuation in the fair value of this investment in 2013 amounts to S/.19.1 million, net of its income tax effect amounting to for S/.8.2 million. The net amount has been recognized in the statement of other comprehensive income.

Together with the acquisition of the 1.04% interest, the Company acquired from Pluspetrol on behalf of the Canada Pension Plan Investment Board (CPPIB) an additional indirect interest of 11.34% in TGP. The investment for US$217 million was funded entirely by CPPIB. The risk and rewards of the entire investment are assumed by CPPIB.

Given the features of the transaction, it has been treated as an off-balance-sheet transaction because, in substance, the Company is acting as an agent to CPPIB. Therefore, the Company did not recognized either the investment in TGP nor any obligation to CPPIB.

This acquisition is part of an investment agreement entered into with CPPIB, whereby both parties commit themselves to initiate and develop projects in the oil and gas industry.

On December 27, 2013 the Company announced its intention to transfer the previously acquired interest of 11.34% in TGP to CPPIB (10.43%) and to Corporación Financiera de Inversiones – CFI (0.91%), if none of the existing TGP shareholders exercise their first option of share acquisition rights.

On February 27, 2014, the Company transferred the shares to the above indicated entities, retaining in TGP an interest equivalent to 1.64%, for this transaction the Group obtained a commission fee of S/.7.5 million which is included in ‘other income and expenses’.

At December 31, 2014, the fair value of the Group´s interest in TGP equals S/.93.14 million based on the discounted cash flow method. The information used in the calculation is as follows:

-	Discounted cash flows from operating activities of TGP net of cash flows from investment activities (CAPEX).
-	Cash flows were estimated for a 30 year term.
-	The discount rate used is 8% corresponding to the Company’s WACC.
-	The interest of the Company in TGP is 1.64% as of December 31, 2014

The fluctuation in the fair value of this investment in 2014 amounts to S/.3.56 million, net of its income tax effect amounting to  S/.1.25 million, plus the adjustment for changes in rate of income tax amounting to S/.1.09 million, which has been recognized in the statement of other comprehensive income.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

The fluctuation in the fair value of this investment in 2015 amounts to S/.9.83 million, net of its income tax effect amounting to S/.3.82 million, plus the adjustment for changes in rate of income tax amounting to S/.3.74 million, which has been recognized in the statement of other comprehensive income.

9	TRANSACTIONS WITH RELATED PARTIES

a)      Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

	From the period ended December 31,
	2014	2015
Revenue from sale of goods and services:
- Associates	6,040	1,400
- Joint operations	43,897	52,384
	49,937	53,784

Inter-company services were agreed upon under market terms as if they had been agreed to with third parties.

b)      Balances of transactions with related parties

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

	At December 31,		At December 31,
	2014		2015
	Receivable	Payable	Receivable	Payable

Consorcio Constructor Ductos del Sur	-	-	154,383	-
Consorcio GyM Conciviles	48,581	-	57,679	-
Consorcio Rio Urubamba	5,107	3,796	10,856	2,819
Consorcio Terminales del Perú	-	-	9,459	-
Adexus S.A.	-	-	8,521	-
Consorcio Peruano de Conservación	15365	-	6,270	-
Consorcio Rio Mantaro	-	-	6,021	15,941
Energía y Vapor	-	-	3,328	-
Consorcio Terminales	6,837	-	3,235	-
Consorcio La Gloria	3,805	3,423	3,116	3,077
Ingenieria y Construccion Sigdo Koppers-Vial y Vives O	-	35,302	2,659	3,900
Consorcio Constructor Chavimochic	141	2,896	2,558	6,422
Consorcio Menegua	-	-	1,910	-
Constructora incolur DSD Ltda	-	-	1,681	-
Consorcio Lima	877	-	1,430	-
Consorcio Norte Pachacutec	531	1,068	1,026	669
Revamps U250	-	-	970	965
Monterrey	-	-	807	-
Consorcio Italo Peruano	-	-	465	21,907
Consorcio Constructor Alto Cayma	1,424	-	387	-
Genorsac	-	-	327	-
Consorcio Construcciones y Montajes	116	1,198	112	2,533
Consorcio Rio Pallca	187	282	109	811
Bechtel Vial y Vives Servicios Complementarios Ltda.	96	4,648	84	6,957
Consorcio Huacho Pativilca	369	4,555	80	5,041
Consorcio Tren Electrico	7,380	-	-	-
Consorcio Sistemas SEC	4,349	-	-	-
Consorcio JV PAnamá	1,043	-	-	-
Consorcio Alto Cayma	121	700	-	-
Consorcio Vial Quinua	115	-	-	-
Consorcio Ingenieria y Construcción Bechtel	-	5,140	-	-
Consorcio EIMISA	-	2,955	-	-
Consorcio Atocongo	-	915	-	-
Other minor	2,617	2,056	2,680	2,498
	99,061	68,934	280,153	73,540

Ferrovias Argentina S.A.	-	14,093	-	20,136
Concesionaria La Chira	-	-	12,018	12,018
	-	14,093	12,018	32,154
	99,061	83,027	292,171	105,694

Accounts receivable and payable are of current maturity and have no specific guarantees.

Accounts receivable from related parties mainly arise from sales transactions for goods and services with a maturity period of 60 days. These balances are non-interest-bearing because they have short-term maturities and do not require a provision for impairment.

Accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

10	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

As of December 31, 2015, associates in which the Group has significant influence are similar to those existing as of December 31, 2014, except for the acquisitions mentioned.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

The movement of our investments in associates for the period ended December 31, 2014 and December 31, 2015 is as follows:

	2014	2015

Beginning balance	87,967	229,563
Acquisition and/or contributions received	129,859	481,639
Reduction of capital	-	(3,364)
Share of the profit and loss in associates
under the equity method of accounting	53,445	38,375
Dividends received	(36,718)	(51,960)
Asociación Panorama	-	(39,180)
Other	(4,990)	(4,685)
Ending balance	229,563	650,388

For the operation of the concession the Company, Constructora Norberto Odebrecht S.A. and Odebrecht Partipacoes e Investimentos S.A. have formed Concesionaria Chavimochic S.A.C. in wich the Company has 26.5% interest. As of March 14, 2014 the Company has issued S/.13.3 million equity.

In January 2014, the Company signed a Joint Venture Agreement with Inversiones Maje SA in order to develop the Panorama project that consisted in building and sale of offices and commercial establishments located in Surco, the Company participated with 35% and Inversiones Maje SA with 65%.

On December 17, 2015 and be of interest to both parties that they actively and directly participate in decision-making, management and business administration; those agreed to resolve in advance the Association Agreement and continue the business in a joint venture with the same levels of holding referred to in the preceding paragraph. Due to the liquidation of the Association, the Company generated a profit of S/. 0.21 million.

As a consequence of the liquidation of the Association and the recognition of the result of the joint venture in December, the company received for its contribution of S/.39.18 million the 35% of the assets and liabilities of the Joint Venture, that is S/. 142.02 and S/.102.84 million respectively.

In August 2015, the Company and Sistemas y Redes Limitada shareholders signed the Pact Adexus SA, and on that date the issue of 23,571 new shares by Adexus and payments made by the Company in full thereof new shares. With this, the Company has 44% interest with a contribution of S/.44.1 million.

Also in August 2015, as part of a private placement, the Company through its indirect subsidiary Stracon GyM SA has signed the 19.94% of shares of Red Eagle Mining Corporation for an amount of US$7 million (equivalent to S/.22.3 million). Additionally, held a mining services contract for US$155 million to develop and operate for eight years the San Ramon mine (Colombia) owned by the company Red Eagle Mining Corporation.

In November 2015 the subsidiary Negocios del Gas S.A. adquired a 20% interest of Concesionaria Gaseoducto Sur Peruano representing an investment of approximately US $ 215 million, as of December 2015 the contribution was S/. 391 millon.

Concesionaria Gasoducto Sur Peruano is responsible for the design, construction  and operation of pipeline systems for transportation of gas and associated liquids to southern Peru. This project will bring natural gas primarily to the departments of Cusco, Arequipa, Puno and Moquegua.

11	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

For the period ended December 31,2014 and 2015, the movement in property, plant and equipment and intangible assets accounts was as follows:

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

and intangible assets accounts was as follows:

	Property,
	plant and	Intangible
	equipment	assets

At January 1, 2014	952,906	480,885

Additions	428,966	143,544
Acquisition of subsidiary - net	69,835	175,334
Transfers, disposals and adjustments	(83,407)	53,710
Deductions for sale of assets	(38,123)	-
Depreciation, amortization	(183,159)	(74,730)
Net cost at December 31, 2014	1,147,018	778,743

At January 1, 2015	1,147,018	778,743

Additions	300,491	180,602
Transfers, disposals and adjustments	(77,840)	6,345
Deductions for sale of assets	(38,447)	-
Depreciation, amortization	(214,780)	(89,355)
Net cost at December 31, 2015	1,116,442	876,335

As of December 30, 2014 and 2015, additions to property, plant and equipment comprise of acquisition of plant and equipment intended for the Group’s operations.

As of December 31, 2014, the amounts registered in Property, plant and equipment and intangible assets were obtained through the acquisition of Coasin Instalaciones Limitada (Note 20.a), direct control acquired by CAM Chile S.A. and Morelco S.A.S.

As of December 31, 2015, the amounts registered in Intangible assets comprise of investements in building  the second Ancón-Huacho-Pativilca road section of the Panamericana Norte highway (concession under intangible model ).

Goodwill -

Management reviews the results of its business operations based on the type of economic activity carried out. The economic activities that have given rise to goodwill for the Group were engineering and construction, electro-mechanical works, mining services, IT services and telecommunications services.

Goodwill by cash-generating units is broken down as follows:

	At December	At December
	31, 2014	31, 2015

Construction - Engineering	135,461	140,090
Construction - Mining services	13,366	13,366
Construction - Electromechanical	20,737	20,737
IT services	4,172	4,172
Telecommunications Services	6,413	6,443
	180,149	184,808

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on its value in use. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU. As a result of these assessments no provisions for impairment were required. As of December 31, 2015 same criteria were applied as those in test impairment at December 31, 2014.

12	BORROWINGS

This item comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December	December	December	December	December	December
	31, 2014	31, 2015	31, 2014	31, 2015	31, 2014	31, 2015

Bank loans	1,419,428	1,480,071	1,300,636	1,082,860	118,792	397,211
Leases	332,151	301,285	124,819	145,160	207,332	156,125
	1,751,579	1,781,356	1,425,455	1,228,020	326,124	553,336

a)     Bank loans -

As of December 31, 2015 and December 31, 2014, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 1.0% and 9.0% in 2014 and between 1% and 13.1% in 2015.

On January 15, 2014 the subsidiary Norvial S.A. signed a short term bridge loan with Banco de Crédito del Perú – BCP for an amount of up to S/. 120 million and US$12 million.  On such date, under the aforementioned facility S/.50 million were disbursed at an interest rate of 6.32%, and during 2014 an accumulated of S/.85 million have been disbursed.  This loan will be canceled with a bond issuance to placed in the local capital markets that finance the construction of the second stage of the "Ancon - Huacho Pativilca" road.

In June 2014, the subsidiary GyM Ferrovías S.A. signed a short term loan with BBVA Continental of S/.200 million at an interest rate of 5.75%, due on December 2014.  In December 2014, the short term loan with BBVA Continental was refinanced through a short term loan provided by BCP, due in February 2015. In August 2014, another short term loan with Banco de Crédito del Perú-BCP of S/.200 million at an interest rate of 5.90%, due on January 2015.  These loans were canceled with an international bond issuance under the Regulation S, placed in February 2015.

As of December 31, 2015, the Company maintained unused credit limits for S/.4,666 million, which expire within one year (S/.2,459 million as of December 31, 2014).

b)      Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amounts		Fair value
	At December	At December	At December	At December
	31, 2014	31, 2015	31, 2014	31, 2015

Other loans	1,751,579	1,781,356	1,705,843	1,792,046

The fair value is based on cash flows discounted using a rate based on the borrowing rate of 4.8% and 13.1% (4.4% and 8.0% in 2014). It should be noted that the interest rate used are those applicable and negotiated by each Company.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

13	BONDS

On February 10th, 2015, the subsidiary GyM Ferrovías completed an international corporate bonds issuance under the Regulation S.  The bonds were issued in Soles VAC (adjusted by the “Valor de Actualización Constante”) for an amount of S/. 629 million.  The bonds are due on November 25th, 2039 (a tenor of 24.8 years), and interest rate of 4.75% (plus the VAC adjustment), a local rating of AA+ provided by Apoyo & Asociados Internacionales Clasificadora de Riesgo, and are secured by Mortgage on the Concession, Lien on GyM Ferrovías shares, Assignment of Collection Rights on the Administration Trust, a Cash Flow Trust and Reserve Accounts for Debt Service, Operation and Maintenance and Ongoing Capex.  The bonds were assigned to Insurance Companies, Peruvian Pension Funds and Government Funds.  The proceeds from the issuance were used to amortize a short term loan provided by Banco de Crédito del Perú-BCP for S/.400 million, funding of the reserve accounts, payment of the issuance expenses, and finally the partial repayment of a subordinated loan provided by Graña y Montero S.A.A. to GyM Ferrovías.

The July 23, 2015, Norvial SA issued the First Corporate Bond Program on the Lima Stock Exchange, the total amount of S/.365 million. The first issue was for S/.80 million for a term of 5 years at a nominal interest rate of 6.75%. The second issue was for S/. 285 million for a term of 11.5 years with a nominal interest rate of 8.375%; was structured in 3 disbursement, on July 23 the first disbursement was received for S/.105 million, and the next two are due in January and July 2016 by S/.100 million and S/.80 million, respectively. Risk rating agencies Equilibrium and Apoyo & Asociados International awarded the AA rating to the debt instrument. This financing is secured by: (i) The Trust flows, except flows corresponding to the remuneration and fee regulation; (ii) the mortgage on the Concession; (iii) Secured Transactions Shares; (iv) transfer of rights; and (v) In general, any additional guarantees granted in favor of Secured Creditors. The purpose of the award funds is to finance the construction of the second stage of the Road Network No. 5 and the financing of VAT linked to the implementation of the project expenses.

14	PROVISIONS

This item is broken down based on the expectation of liquidation as follows:

	At December	At December
	31, 2014	31, 2015

Current portion	11,441	13,513
Non-current portion	54,174	35,618
	65,615	49,131

The movement of this item for the period ended December 31, 2014 and 2015 is as follows:

		Contingent	Provisions for the	Provision	Provision
	Legal	liabilities from	for the acquisition	for well	for periodic
	claims	acquisitions	of CAM	closure	maintenance	Total

At January 1, 2014	12,217	9,852	21,546	4,852	3,846	52,313
Additions	1,376	-	-	2,696	2,487	6,559
Additions from business combinations	-	27,651	-	-	-	27,651
Reversals		(4,306)	(9,394)	-		(13,700)
Payments	(537)	-	-	(338)	(6,333)	(7,208)
At December 31, 2014	13,056	33,197	(12,152)	7,210	-	65,615

At January 1, 2015	13,056	33,197	12,152	7,210	-	65,615
Additions	5,748	549	-	101	-	6,398
Translation adjustment	(375)	(3,835)	(537)	-	-	(4,747)
Reversals	-	(3,569)	(7,796)	-	-	(11,365)
Payments	(1,580)	(5,186)	-	(4)	-	(6,770)
At December 31, 2015	16,849	21,156	3,819	7,307	-	49,131

Reversals for the period ended December 31, 2015 mainly consists of write-offs of provisions recognized in conjunction with the purchase price allocation related to acquisition of CAM Chile in S/.7.8 million. (S/.9.4 million as of December 31, 2014).

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

15	CAPITAL

As of December 31, 2014 and December 31, 2015, the authorized, subscribed and paid-in capital, according to the Company’s bylaws as amended, is represented by 660,053,790 common shares at S/.1.00 par value each.

As of December 31, 2014, the amount of 253,635,480 common shares is represented by 50,727,096 ADSs, at 5 shares per ADS.

As of December 31, 2015, the amount of 250,860,370 common shares is represented by 50,172,074 ADSs, at 5 shares per ADS.

16	EXPENSES BY NATURE

For the period ended December 31, 2014 and 2015, this item comprises:

	Cost of services and goods	Administrative expenses

2014
Purchase of goods	1,218,522	836
Personnel charges	1,864,053	210,028
Services provided by third-parties	2,105,226	120,714
Taxes	11,356	6,212
Other management charges	686,593	63,124
Depreciation	170,785	14,525
Amortization	68,089	6,641
Impairment	2,477	71
Variation of inventories	(69,989)	(784)
	6,057,112	421,367

2015
Purchase of goods	1,420,420	-
Personnel charges	2,128,130	215,101
Services provided by third-parties	2,915,591	137,980
Taxes	37,129	1,919
Other management charges	656,301	30,220
Depreciation	199,013	18,055
Amortization	81,841	7,514
Impairment	8,633	-
Variation of inventories	(325,584)	-
	7,121,474	410,789

17	INCOME TAX

These condensed interim consolidated financial statements for the period ended December 31, 2015, income tax expense is recognised based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to 31 december 2015 is 41.68% (28.81% for the period ended December 31, 2014). The variation of the effective rate as compared to the previous year is due to the effect of the permanent differences in the income tax calculation.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

18	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of December 31, 2015, contingencies held by the Group are substantially the same as those existing as of December 31, 2014.

In addition the Group had guarantee commitments with different financial institutions securing transactions in the amount of US$21.6 million.

19	DIVIDENDS

For the period ended December 31, 2015 , the Group has paid dividends to its non-controlling subsidiaries participate by S/.5 million (S/.68 million for the same period in 2014).

Dividends from the year ended December 31, 2014, of S/.0.159 per share totaling S/. 104,910,523 were approved at the General Shareholders’ meeting held on March 27, 2015, and was paid on April 2015.

20	BUSINESS COMBINATIONS

a)    Acquisition of Coasin Instalaciones Limitada.

In March 2014, through the subsidiarie CAM Chile S.A., the Group acquired control of Coasin Instalaciones Limitada with the purchase of 100.00% of its equity shares. Coasin is an entity domiciled in Chile, whose main economic activity is the provision of maintenance and installation services and telecommunications equipment..

This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Chile, and in attractive industries, such as public services.

During the period of twelve months after the acquisition date the Group reassessed the purchase price allocation from the acquisition of Coasin Instalaciones Limitada which was made in March 2014 and reallocated the amount of S/.0.67 million from goodwill (net of tax impact of S/.0.19 million to trade accounts receivable in the amounts of S/.0.86 million. This effect corresponds to the measurement period adjustment of the preliminary fair value assigned to the assets and liabilities acquired.

The Price paid by CAM Chile S.A. for the acquisition of Coasin amounted to US$2.1 million (equivalent to S/.6.4 million) and resulted in the recognition of goodwill for S/.6.4 million at the acquisition date, which is detailed as follows:

	Previous reported		Revised
	S/.000	US$000	S/.000	US$000

Cash and cash equivalents	3	1	3	1
Trade accounts receivable	4,675	1,564	3,811	1,275
Inventories	276	92	276	92
Prepaid expenses	33	11	33	11
Property, plant and equipment	711	238	711	238
Intangibles	1,377	461	1,377	461
Deferred income tax	(178)	(60)	16	4
Trade accounts payable	(3,592)	(1,202)	(3,592)	(1,202)
Contingent liabilities	(2,658)	(889)	(2,658)	(889)
Fair value of net assets	647	216	(23)	(9)

Goodwill	5,743	1,921	6,413	2,146
Total paid for acquisition	6,390	2,137	6,390	2,137

Cash payment for the acquisition	6,390	2,137	6,390	2,137
Cash and cash equivalent
of the acquired subsidiary	(3)	(1)	(3)	(1)
Direct cash outflow from acquisition	6,387	2,136	6,387	2,136

The income and the profit generated for the period from the acquisition date to December 31, 2014 amounted to S/. S/.66.3 million and S/. S/.0.7 million, respectively.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

b)    Acquisition of DSD Construcciones y Montajes S.A. (DSD)

In August 2013, through the subsidiaries GyM Minería S.A., Ingeniería y Construcción Vial y Vives S.A. and GyM Chile S.p.A., the Group acquired control of DSD with the purchase of 85.95% of its equity shares. DSD is an entity domiciled in Chile whose main economic activity is the execution of electromechanical works and assemblies in construction projects of oil refineries, pulp and paper, power plants and mining plants.

During the period of twelve months after the acquisition date the Group reassessed the purchase price allocation from the acquisition of DSD Construcciones y Montajes S.A. which was made in August, 2013 and reallocated the amount of S/.1.7 million from goodwill (net of tax impact of S/.0.5 million and non-controlling interest of S/.0.3 million) to fixed assets, intangible, trade accounts receivable, other accounts receivable and contingent liabilities in the amounts of S/.0.4 million, S/.1.9 million, S/.0.2 million, S/.3.5 million and S/.3 million respectively. This effect corresponds to the measurement period adjustment of the preliminary fair value assigned to the assets and liabilities acquired.

The price paid by GyM for the acquisition of DSD Construcciones y Montajes S.A. amounted to US$37.2 million (equivalent to S/.103.9 million) and resulted in the recognition of goodwill for S/.6.1 million, at the acquisition date, which is detailed as follows:

	Previous reported		Revised
	S/.000	US$000	S/.000	US$000

Cash and cash equivalents	15,530	5,562	15,530	5,562
Trade accounts receivable	74,502	26,684	74,317	26,618
Accounts receivable from related parties	6,605	2,366	10,083	3,611
Prepaid expenses	1,032	369	1,032	369
Investments	2,608	935	2,608	935
Property, plant and equipment	52,504	18,805	52,922	18,955
Intangibles	5,741	2,056	7,591	2,719
Deferred income tax	2,192	785	2,192	785
Trade accounts payable	(5,328)	(1,908)	(5,328)	(1,908)
Other accounts payable	(38,679)	(13,854)	(38,679)	(13,854)
Contingent liabilities	(815)	(292)	(3,846)	(1,378)
Deferred income tax liability	(4,187)	(1,500)	(4,692)	(1,681)
Fair value of net assets	111,705	40,008	113,730	40,733

Non-controlling interest (14.05%)	(15,701)	(5,624)	(15,986)	(5,725)
Goodwill	7,868	2,802	6,128	2,178
Total paid for acquisition	103,872	37,186	103,872	37,186

Cash payment for the acquisition	103,872	37,186	103,872	37,186
Cash and cash equivalent
of the acquired subsidiary	(15,530)	(5,562)	(15,530)	(5,562)
Direct cash outflow from acquisition	88,342	31,624	88,342	31,624

The income and the profit generated for the period from the acquisition date to December 31, 2013 amounted to S/.82.97 million and S/.8.3 million, respectively.

If DSD Construcciones y Montajes S.A. had been consolidated from January 1, 2013, the income and the profit generated would have been S/.182.68 million and S/.10.15 million, respectively

c)    Acquisition of Morelco S.A.S.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

In December 23, 2014, through subsidiary GyM S.A. the Company obtained control of Morelco S.A.S. (Morelco) by acquiring 70.00% of its capital shares. Morelco is an entity domiciled in Colombia that is mainly engaged in providing construction and assembly services.  This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Colombia, and in attractive industries, such as mining and energy.

The acquisition value of the investment in Morelco amounted to US$74.7 million (equivalent to S/.222.2 million) which is comprised of cash payments of US$78.5 million (equivalent to S/.231.5 million), a balance payable of US$9.1 million (equivalent to S/.27.1 million), and resulted in the recognition of goodwill for US$35.2 million (equivalent to S/.103 million) at the acquisition date.

The following tables summarize the consideration paid for Morelco and the provisional determination of fair value of assets acquired, liabilities assumed and the non-controlling interest at the acquisition date:

	Previous reported		Revised
	S/.000	US$000	S/.000	US$000

Cash and cash equivalents	69,930	23,514	69,930	23,514
Trade receivables	92,138	30,981	67,716	22,769
Outstanding work accounts
in progress – receivables from clients	101,533	34,140	110,777	37,248
Other receivables	63,949	21,503	63,949	21,504
Inventories	18,037	6,065	18,037	6,065
Prepaid expenses	2,133	717	2,127	715
Investments held for sale	7,291	2,452	5,747	1,932
Property, plant and equipment	70,756	23,792	69,081	23,228
Intangibles	64,491	21,685	64,491	21,685
Deferred income tax assets	8,031	2,700	24,560	8,258
Short-term borrowings	(31,204)	(10,492)	(31,204)	(10,492)
Long-term borrowings	(9,315)	(3,132)	(9,315)	(3,132)
Trade accounts payables	(103,739)	(34,882)	(102,438)	(34,444)
Other accounts payables	(87,863)	(29,544)	(87,863)	(29,544)
Contingent liabilities	(17,533)	(5,895)	(24,993)	(8,404)
Deferred income tax liability	(3,801)	(1,278)	(18,404)	(6,188)
Fair value of net assets (provisional)	244,834	82,326	222,198	74,714

Non-controlling interest (30.00%)	(73,450)	(24,697)	(66,659)	(22,414)
Goodwill (Note 17)	105,764	36,118	103,055	35,240
Initial purchase consideration	277,148	93,747	258,594	87,540

Cash payment for acquisition	231,464	78,462	231,464	78,462
Cash and cash equivalents of the acquired subsidiary	(69,930)	(23,514)	(69,930)	(23,514)
Direct cash outflow during the year for the acquisition	161,534	54,948	161,534	54,948

Final product Price Adjustment Agreement, GyM SA maintains an estimated payable associated with purchases of US$10.8 million (equivalent to S/.32.4 million) to be repaid by distributing a special dividend of Morelco to the seller, balance likewise recognized a receivable for GYM by revenue backlog of US$1.7 million (equivalent to S/.5.3 million) to be repaid by freeing up resources account Alianza Fiduciaria SA.

21	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

On December 10, 2015 the company subscribed a medium term loan credit agreement for up to US$ 200 million with Credit Suisse AG, Cayman Islands Branch.  The loan is 5 year term, with a quarterly installments starting on the 18th month anniversary and an interest rate of libor plus 3.9%.  The proceeds will be used to finance the participation of our subsidiary Negocios de Gas S.A. in the company Gasoducto Sur Peruano S.A., which is the concessionaire of the “Improvements to the country’s energy safety and development of the Southern Gas Pipeline Project.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

The 4th of January 2016,  the company acquire new shares of Adexus S.A., company based in Chile,  for a total amount of 8,929 shares of the mentioned company, and therefore have increased it’s participation from 44% to 52%. This acquisition of shares has an approximate value of US$ 2.5 million.